EXHIBIT 99.1

PRESS RELEASE

Banro Provides Q4 2013 Production Update for its Twangiza Gold Mine, DRC,
and Brief Operations Overview

-  22,858 ounces of gold produced in the fourth quarter of 2013, 10% higher than the previous quarter and 15% higher than the average of the first three quarters of 2013
- Full year gold production of 82,591 ounces
- Namoya achieved its first gold pour on December 30, 2013 and targets completion of the gravity/CIL plant mid-Q1 2014

Toronto, Canada – January 9, 2014 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide Q4 2013 gold production and a brief operations update for its Twangiza and Namoya gold mines in the Democratic Republic of the Congo (the “DRC”).

Twangiza produced 22,858 ounces of gold for the fourth quarter of 2013, approximately 10% higher than Q3 2013 production, as the mine continued to optimize its processes and undergo expansion to increase future throughput to up to 1.7 million tonnes per year. Twangiza produced 82,591 ounces of gold for the full year 2013, less than 3% below the lower end of the annual guidance given in early 2013.

“We are pleased with the progress made at Twangiza during the last half of 2013 and look forward to both increased throughputs and recoveries in 2014 following the enhancement project completion in Q1 of this year,” commented CEO Dr. John Clarke.  “Throughout Q4, we were also ‘restocking’ our gold-in-circuit, meaning the gold that sits in the leach tanks on activated carbon, as we increased our total volume of carbon in circuit in step with the expanded leach capacity. This increase in gold-in-circuit amounted to approximately 1,200 ounces over and above the amount poured during Q4.’’

The Company’s 2013 production results by quarter are as follows:

	Units	Q4	Q3	Q2	Q1	Total
Total ore mined	Tonnes	366,625	494,535	405,283	492,529	1,758,972
Total ore milled	Tonnes	282,831	266,320	235,730	239,100	1,023,981
Head grade	g/t Au	3.15	2.83	2.91	3.04	2.98
Recovery	%	84.4	82.9	83.4	84.5	83.8
Strip ratio	t:t	1.69	1.36	1.64	0.98	1.35
Gold production	Ounces	22,858	20,784	19,347	19,602	82,591
Average gold price received	US$/ounce	1,267	1,329	1,342	1,621	1,390

At Twangiza, the second phase of the expansion program is approaching completion. The new tank expansion as well as the upgrade and refurbishment of the existing leach tanks have been completed.   The second carbon kiln and a second elution circuit, both expected to be completed during the first quarter of 2014, will allow capacity for throughputs of up to 140,000 tonnes per month with improved gold recoveries.

Operations at Twangiza continue to be negatively impacted by the high rainfall levels experienced at this time of the year.  To reduce the future impact of heavy rainfall periods, a covered ore stockpile area has been designed and is scheduled for completion before the end of Q1 2014. This structure has been designed in house and will be erected by Banro staff.

Namoya Project
On December 30, 2013, Banro announced first gold production of 320 ounces from the hot commissioning of the Namoya heap leach loaded carbon, elution and electrowinning operations. The completion of the building of the Namoya plant will continue in step with commissioning operations into Q1 2014 and commercial production is expected to be achieved before the end of Q2 2014.

The Company expects completion of the Namoya processing plant with the commissioning of the gravity/CIL components by mid-Q1 2014. Currently, the Namoya team is continuing to utilize portable crushers to add agglomerated ore to the heap leach pad.  Completion of the primary crusher is expected during January, at which time there will be a significant increase in the amount of material going onto the leach pad.

 “The Namoya project is roughly 96% complete,” commented Dr. Clarke. “The remaining work to completion is focused on the scrubbing and crushing circuits including installation of piping, electricals and instrumentation as well as some civil works. These are important elements to the operation, structure and safety of the plant, but represent neither large time nor large capital commitments.”

Qualified Person
Daniel K. Bansah, Head of Projects and Operations and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802, info@banro.com, and follow the Company on Twitter @banrocorp.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof) and gold recoveries, and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.